Exhibit 12
A. H. Belo Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Years Ended December 31,
	2009		2008		2007	2005	2004
			(as restated)
Earnings (loss)
Earnings (loss)	$(120,370)		$(65,377)		$(348,499)	$78,180	$74,034
Add: Total fixed charges	3,453		6,289		36,331	25,206	18,258
Less: Capitalized interest	—		69		451	84	82

Adjusted Earnings	$(116,917)		$(59,157)		$(312,619)	$103,302	$92,210

Fixed Charges:
Interest	1,382		4,028		$34,834	$23,661	$16,510
Portion of rental expense representative of the interest factor (1)	2,071		2,261		1,497	1,545	1,748

Total Fixed Charges	$3,453		$6,289		$36,331	$25,206	$18,258

Ratio of Earnings to Fixed Charges	—	(2)(3)	—	(2)(4)	—	4.10	5.05

1.	For purposes of calculating fixed charges, an interest factor of one third was applied to total rental expense for the periods indicated.

2.	Adjusted earning are not sufficient to provide for fixed charges.

3.	Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for asset impairments of $106,389. Excluding the non-cash charges asset impairment charges, the adjusted earnings would be $(10,528) and the ratio of earnings to fixed charges would be -3.05.

4.	Adjusted earning are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for goodwill impairment of $14,145 and as asset impairment of $4,535. Excluding the non-cash charges, the adjusted earnings would be $(40,477) and the ratio of earnings to fixed charges would be -6.44.